Filed by Rain Enhancement Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Form S-4 File No.: 333-283425

Subject Company: Coliseum Acquisition Corp.

(Commission File No.: 001-40514)

Date: December 10, 2024

Coliseum Acquisition Corp. and Rain Enhancement Technologies, Inc. Announce Effectiveness of

Registration Statement for Proposed Business Combination

Extraordinary General Meeting of Coliseum Shareholders Scheduled for December 23, 2024

NEW YORK, NY and NAPLES, FL—December 10, 2024 (BUSINESS WIRE)—Coliseum Acquisition Corp. (“Coliseum”) (Nasdaq: MITA, MITAU, MITAW), a publicly traded special purpose acquisition company, and Rain Enhancement Technologies, Inc. (“RET”), an emerging company developing rainfall generation technology, today announced that the registration statement on Form S-4 (File No. 333-283425) (as amended, the “Registration Statement”), filed by RET and Rain Enhancement Technologies Holdco, Inc., a wholly-owned subsidiary of RET (“Holdco”), relating to the previously announced business combination among Coliseum, RET, Holdco, and the other parties thereto (the “Business Combination”), has been declared effective by the U.S. Securities and Exchange Commission (“SEC”).

The extraordinary general meeting of Coliseum shareholders in connection with the Business Combination (the “Extraordinary General Meeting”) will be held on December 23, 2024. The proxy statement/prospectus relating to the Extraordinary General Meeting will be mailed to Coliseum’s shareholders of record as of the close of business on November 26, 2024.

The parties anticipate that the Business Combination will close in December 2024, subject to satisfaction of the conditions to the closing of the Business Combination.

About Rain Enhancement Technologies, Inc.

RET was founded to provide the world with reliable access to water, one of life’s most important resources. To achieve this mission, RET aims to develop, manufacture and commercialize ionization rainfall generation technology. This weather modification technology seeks to provide the world with reliable access to water, and transform business, society and the planet for the better.

About Coliseum Acquisition Corp.

Coliseum Acquisition Corp. is a special purpose acquisition company whose business purpose is to effectuate a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses.

Additional Information about the Business Combination and Where to Find it

As previously disclosed, Coliseum entered into a Business Combination Agreement with RET, Holdco, and the other parties thereto, dated June 25, 2024, as subsequently amended on August 22, 2024, which provides that, subject to the satisfaction or waiver of the conditions therein, Coliseum will complete a business combination transaction between Coliseum, RET, and Holdco (the “Business Combination”). The Business Combination will be submitted to shareholders of Coliseum for their consideration. The Registration Statement filed by RET and Holdco, which was declared effective by the SEC on December 10, 2024, includes a proxy statement/prospectus that is both the proxy statement of Coliseum and a prospectus of Holdco relating to the shares to be issued in connection with the Business Combination (the “Proxy Statement Prospectus”). The definitive Proxy Statement/Prospectus will be mailed to Coliseum’s shareholders of record as of November 26, 2024, the record date established for voting on the Business Combination. Coliseum, RET, and/or Holdco may also file other relevant documents regarding the Business Combination with the SEC. This press release does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or investment decision, investors, security holders of RET, Coliseum and other interested persons are urged to read the Proxy Statement/Prospectus and any amendments or supplements thereto in connection with Coliseum’s solicitation of proxies for its extraordinary meeting of shareholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about Coliseum, RET, Holdco, and the Business Combination.

Investors and security holders will also be able to obtain free copies of the Registration Statement, the Proxy Statement/Prospectus, and all other relevant documents filed or that will be filed with the SEC, by Coliseum, RET and/or Holdco through the website maintained by the SEC at www.sec.gov. The documents filed by Coliseum, RET, and/or Holdco with the SEC also may be obtained free of charge upon written request to Coliseum at Coliseum Acquisition Corp., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

Coliseum, RET, Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Coliseum’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of Coliseum’s securities are, or will be, contained in Coliseum’s filings with the SEC, and such information and names of RET’s directors and executive officers is also contained in the Registration Statement, which includes the Proxy Statement/Prospectus.

Forward-Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “may,” “will,” “anticipate,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of RET’s and Coliseum’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be viewed by any investor as, a guarantee, an assurance, a prediction or a definitive statement of factor probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions.

Many actual events and circumstances are beyond the control of Coliseum, RET, and Holdco. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions; the ability of the parties to successfully consummate the Business Combination; the ability to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination by Coliseum’s shareholders and the satisfaction of the minimum cash condition; the amount of redemption requests made by Coliseum’s public shareholders; the effect of the announcement and pendency of the Business Combination on RET’s business; RET’s ability to manage future growth; Holdco’s ability to meet the listing standards of Nasdaq; the failure to obtain, maintain, adequately protect, or enforce RET’s intellectual property rights; the numerous regulatory and legal requirements that RET will need to comply with to operate its business; the concentrated ownership of Holdco’s stock in RET’s principal stockholders; and the other risks presented elsewhere herein and in the Registration Statement. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Registration Statement, along with the risks and uncertainties described in the “Risk Factors” section of Coliseum’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by Coliseum, Holdco, and RET from time to time with the SEC. There may be additional risks that neither Coliseum, Holdco, nor RET presently know or that Coliseum, Holdco, and RET currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

You are cautioned not to place undue reliance upon any forward-looking statements. Any forward-looking statement speaks only as of the date on which it was made, based on information available as of the date of this press release, and such information may be inaccurate or incomplete. Coliseum, Holdco, and RET expressly disclaim any obligation or undertaking to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Information regarding performance by, or businesses associated with, RET’s or Holdco’s management team or businesses associated with them is presented for informational purposes only. Past performance by RET’s or Holdco’s management team and its affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of RET’s or Holdco’s management team or businesses associated with them as indicative of RET’s or Holdco’s future performance of an investment or the returns RET or Holdco will, or is likely to, generate going forward.

No Offer or Solicitation

This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction with respect to any securities or in connection with the Business Combination. There shall not be any offer, sale or exchange of any securities of RET, Holdco, or Coliseum in any jurisdiction where, or to any person to whom, such offer, sale or exchange may be unlawful under the laws of the jurisdiction prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts:

Investors

RainwaterTechIR@icrinc.com

Media

RainwaterTechPR@icrinc.com